Exhibit 99.4

Copyright © 2025 BetaNXT, Inc. or its affiliates. All Rights Reserved styleIPC Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 pm, New York time, on January 2, 2026) The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of Pintec Technology Holdings Limited registered in the name of the undersigned on the books of the Depositary as of the close of business December 8, 2025 at the Extraordinary General Meeting of the Shareholders of Pintec Technology Holdings Limited to be held on January 8, 2026 10:00 am Beijing time, at 7th FL, Tower A Sino Ocean International Center, 56 East 4th Ring Road Middle, Chaoyang District, Beijing, the People's Republic of China. NOTE: 1. Please direct the Depositary how it is to vote by marking an X in the appropriate box opposite the resolution. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company. 2. It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company. Pintec Technology Holdings Limited PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE Pintec Technology Holdings Limited Extraordinary General Meeting of Shareholders For Shareholders of record as of December 8, 2025 Thursday, January 8, 2026 10:00 am, Beijing time BNY: PO BOX 505006, Louisville, KY 40233-5006 Mail: • Mark, sign and date your Proxy Card • Fold and return your Proxy Card in the postage-paid envelope provided YOUR VOTE IS IMPORTANT! PLEASE VOTE BY: 12:00 pm, New York time, on January 2, 2026 Have your ballot ready and please use one of the methods below for easy voting: Your vote matters! Your control number Have the 12 digit control number located in the box above available when you access the website and follow the instructions.

Pintec Technology Holdings Limited Extraordinary General Meeting of Shareholders Please make your marks like this: PROPOSAL YOUR VOTE Agenda FOR AGAINST ABSTAIN 1). AS A SPECIAL RESOLUTION THAT the name of the Company be changed to: J and Friends Holdings Limited #P2# #P2# #P2# 2). AS A SPECIAL RESOLUTION THAT the currently effective sixth amended and restated memorandum and articles of association of the Company be amended and restated by their deletion in their entirety and substitution in their place of the seventh amended and restated memorandum and articles of association as set out in the Notice of EGM. #P3# #P3# #P3# Proposal_Page - VIFL Authorized Signatures - Must be completed for your instructions to be executed. Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form. Signature (and Title if applicable) Date Signature (if held jointly) Date